July 18, 2017

Via E-mail and EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention:	John Reynolds

Re:	Acceleration Request for Anheuser-Busch InBev SA/NV
Registration Statement on Form F-4 (File Nos. 333-219120, 333-219120-01, 333-219120-02, 333-219120-03, 333-219120-04, 333-219120-05, 333-219120-06)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Anheuser-Busch InBev SA/NV (“AB InBev”), hereby requests that the effective date of AB InBev’s Registration Statement on Form F-4, Registration Numbers 333-219120, 333-219120-01, 333-219120-02, 333-219120-03, 333-219120-04, 333-219120-05, 333-219120-06 (the “Registration Statement”) be accelerated so that AB InBev’s Registration Statement will become effective at 12:00 p.m., Washington, D.C. time, on July 19, 2017, or as soon thereafter as practicable.

*             *            *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John Horsfield-Bradbury at Sullivan & Cromwell LLP at +44 20 7959 8900.

Very truly yours,

Anheuser-Busch InBev SA/NV

By:	/s/ Benoit Loore
Name:	Benoit Loore
Title:	VP Corporate Governance, Assistant Corporate Secretary

By:	/s/ Patricia Frizo
Name:	Patricia Frizo
Title:	Director of Reporting and Financial Compliance

cc:	Ronald E. Alper

[Signature Page to the F-4 Acceleration Order]